TIOMIN RESOURCES INC.

PRESS RELEASE

Ruling in Favor of Tiomin to Obtain Access for the Construction of the Kwale Mineral Sands Project, Kenya

Toronto, Canada. December 19, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) reports from the court hearing today that Justice Joseph Nyamu ruled in favor of Tiomin Kenya Limited ("TKL") and the Government of Kenya ("GoK") and dismissed all petitions from the seven farmers who are opposed to the GoK approved compensation agreement for the acquisition of their land. The seven farmers control eight plots of land located within the area of the Special Mining Lease for the Kwale mineral sands project (the "Project").

Justice Nyamu also indicated that the GoK can immediately proceed with compulsory acquisition of the farmers' land. Tiomin has been informed by the GoK that it will invoke the urgency provision in S.19(2) of the Land Acquisition Act, which allows the GoK to acquire the land from the farmers at any time. The next step for the GoK is to deliver expropriation notices to the seven farmers giving them a short period of time to vacate the land.

Government officials indicated that work towards satisfying the remaining conditions required by the contractual arrangements between TKL and the GoK, and the lenders to the Project is proceeding rapidly. The main outstanding issues include gazettement of the Fiscal Agreement (signed in February 2005) for the Project, negotiation of acceptable port tariffs, exemption from certain stamp duty and withholding taxes for the Project, and modification of the existing mining lease to encompass all land required for the Project.

Tiomin is encouraged by the progress and efforts from the GoK to resolve all outstanding issues to the satisfaction of the Project lenders. The Company is currently reviewing the development framework for the Project in light of the delays caused by land issues and conditions set by the Project lenders.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227; Robert Jackson, President, ext. 230; or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.